EXHIBIT 99.35

News Release, regarding publication of study in medical journal, announced September 6, 2005

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

For Immediate Release

MEDICAL JOURNAL, BLOOD, REPORTS NEW STEM CELL MOBILIZER IMPROVES CANCER PATIENT CHANCES FOR STEM CELL TRANSPLANTATION

- MOZOBIL + G-CSF: more stem cells collected in less time, notably in poor mobilizers -

Vancouver, BC- September 6, 2005 - A study published in the current issue of the peer-reviewed journal, Blood, demonstrates that cancer patients who received AMD3100 (MOZOBIL™) plus granulocyte-colony stimulating factor (G-CSF) were able to collect more stem cells in less time compared to the standard mobilization regimen, G-CSF alone.

“Cancer patients need better stem cell mobilization, as the strongest predictor of success in transplant is the number of cells available for transplantation,” said study lead investigator Dr. Neal Flomenberg, Chief, Division of Medical Oncology, Thomas Jefferson University, Philadelphia, PA. “MOZOBIL has the potential to help more patients collect more stem cells for transplant. I have a lot of hope that this drug could become a new standard in stem cell mobilization,” he added.

With the combination of MOZOBIL and G-CSF, 100% of patients collected enough cells for transplant, compared to 64% of patients using G-CSF alone. Further, 84% of patients in the MOZOBIL +G-CSF study arm collected 50% more stem cells per day than patients in the G-CSF arm.  Sixty percent of patients in the MOZOBIL+G-CSF arm collected the ideal amount of stem cells in two days compared to 16% in the G-CSF arm.

“Remarkably, nine patients in this study who failed to collect the minimum acceptable number of stem cells for a transplant using G-CSF alone successfully collected the target number of stem cells using the new mobilization regimen with MOZOBIL,” said Dr. Flomenberg. He added, “This is very promising for patients, as collecting more cells can mean the difference between a patient being able to receive a transplant or not.”

The study results from twenty five cancer patients show MOZOBIL in combination with G-CSF is a superior stem cell mobilization regimen compared to G-CSF alone, based on the yield of stem cells collected per day, the reduction in stem cell collection time and successful mobilization of patients who failed in the G-CSF arm. These results were statistically significant and highly skewed toward improved collection with MOZOBIL + G-CSF with a p value less than or equal to 0.001.

Data reported from this study and ongoing Phase II studies of MOZOBIL are the basis for two pivotal Phase III studies that are underway at up to 40 key transplant centers across the United States.  The Phase III studies will evaluate 600 cancer patients undergoing stem cell transplantation:  one study will enroll 300 patients with non-Hodgkins lymphoma and the other study will enroll 300 patients with multiple myeloma.  AnorMED plans to complete Phase III patient enrolment and 3-month follow-up in 2006.

Study Design

This Phase II study was the first study to evaluate the combination of MOZOBIL and G-CSF in cancer patients requiring stem cell transplantation. The Phase II study included 25 patients, 10 patients with multiple myeloma and 15 patients with non-Hodgkin’s lymphoma. The study was designed to determine if patients who are given MOZOBIL plus G-CSF, compared to G-CSF alone, have more stem cells available for transplantation. This study also evaluated the number of stem cell collections needed to obtain the target number of stem cells required for transplantation.

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MOZOBIL Blood Publication 06/09/05

Each patient served as their own control, receiving either MOZOBIL and G-CSF or G-CSF alone first. After the initial treatment, stem cells were collected from each patient followed by a 13- to 17-day wash out period which allowed for the medication to be cleansed from the patient’s system before the patient began the alternative treatment regimen in the second phase of the trial.  The patient then received the alternate treatment and underwent stem cell collection again.

Patients in the study experienced few additional side effects with the combination therapy compared to therapy with G-CSF alone. Side effects related to MOZOBIL were generally very mild and transient. The most frequently reported included gastro intestinal, injection site redness and nausea.

About Stem Cell Transplantation

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers of the immune system such as multiple myeloma and non-Hodgkin’s lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient’s immune system, is the number of stem cells available for transplantation.

Approximately 45,000 stem cell transplantations are performed yearly worldwide  (IBMTR/ABMTR 2003). Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant.  This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given G-CSF which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected.

Up to 65% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using standard mobilization regimens, such as G-CSF  (CIBMTR data 1998-2002). Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization.  These patients may require additional mobilization and cell collection sessions, called apheresis, to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

About MOZOBIL

MOZOBIL is the first in a new class of agents which induces rapid mobilization of stem cells from the bone marrow into the peripheral blood system.  MOZOBIL is currently under clinical investigation in North America and Europe as a potential new agent for stem cell mobilization in cancer patients undergoing a stem cell transplant, and is not yet approved for commercial use. To date, MOZOBIL has been administered to 420 cancer patients in clinical studies and safety data has been reported on 190 subjects.  The tradename MOZOBIL (plerixafor) will be re-reviewed as part of the New Drug Application submission to the U.S. FDA and will also be submitted to European  regulatory authorities for review at the appropriate time.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has four products in clinical development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases. Information on AnorMED is available on the Company’s website: www.anormed.com.

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MOZOBIL Blood Publication 06/09/05

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company’s business contained in the Company’s Annual Information Form filed with securities regulatory authorities dated June 28, 2005.

For further information: Elisabeth Whiting, M.Sc. VP, Corporate Development & Communications Tel: 604-532-4667 E-mail: ewhiting@anormed.com

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